UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated August 5, 2024.

Item 1

Millicom announces consent solicitations to amend its outstanding senior notes

Luxembourg, August 5, 2024 – Millicom International Cellular S.A. (“Millicom”) today announced that it will solicit consents (each, a “Consent”) from the holders of record on August 2, 2024 of its 6.625% Senior Notes due 2026 (CUSIP No. 600814 AP2 and ISIN No. XS1894610119), 5.125% Senior Notes due 2028 (CUSIP Nos. 600814 AN7 and L6388G AB6), 6.250% Senior Notes due 2029 (CUSIP Nos. 600814 AQ0 and L6388G HV5), 4.500% Senior Notes due 2031 (CUSIP Nos. 600814 AR8 and L6388G HX1) and 7.375% Senior Notes due 2032 (CUSIP Nos. 600814 AS6 and L6388G JA9) (collectively, the “Notes”) to amend (the “Proposed Amendments”) certain provisions of the indentures governing the Notes (the “Indentures”).

The consent solicitations for each series of Notes (collectively, the “Consent Solicitations” and, with respect to each series, a “Consent Solicitation”) are being made solely on the terms and subject to the conditions set forth in the consent solicitation statement dated August 5, 2024 (the “Consent Solicitation Statement”).

Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (the “Purchaser”) has offered to purchase, through separate but concurrent offers in Sweden and the United States, all of the issued and outstanding common shares (including common shares represented by Swedish depositary receipts) (the “Shares”) of Millicom pursuant to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Atlas Luxco S.à r.l. and other members of the purchaser group with the U.S. Securities and Exchange Commission on July 1, 2024 (the “Offers”). The Proposed Amendments are being sought in connection with the proposed acquisition by the Purchaser in the Offers of that number of Shares as a result of which the Purchaser would become the beneficial owner, directly or indirectly, of more than 50% of the Shares of the Company (the “Acquisition”).

The consummation of the Acquisition would constitute a “Change of Control,” as defined in the Indentures. Were a “Rating Decline” (as defined in the Indentures) also to occur, then the Change of Control and Rating Decline would constitute a “Change of Control Triggering Event” and require Millicom to make an offer, in the manner contemplated by the applicable Indenture, to each holder of the Notes to purchase all or any part of such holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of Notes purchased, plus accrued and unpaid interest, if any, to the date of purchase (such payment, a “Change of Control Payment”).

The Proposed Amendments, if they become effective, would amend the Indentures such that the consummation of the Acquisition would not constitute a Change of Control, and that, as a result, a Change of Control Triggering Event would not occur even if the Acquisition were to be consummated and there were to be a Rating Decline, and holders of the Notes would therefore not be entitled to receive any Change of Control Payment in connection with the consummation of the Acquisition.

Approving the Proposed Amendments in respect of an Indenture requires Consents from holders of at least a majority in aggregate outstanding principal amount of the series of Notes governed by such Indenture, excluding any Notes owned by Millicom or its affiliates (the “Requisite Consents”). Each Consent Solicitation is a separate Consent Solicitation to the Proposed Amendments with respect to the applicable Indenture. If the Requisite Consents are received and not validly revoked in respect of one series of Notes, then the Indenture that governs that series of Notes will be amended by the execution of a Supplemental Indenture setting forth the Proposed Amendments.

Millicom will pay a cash payment equal to $2.50 per $1,000 principal amount of Notes (the “Consent Fee”) to holders of the Notes for which Consents to the Proposed Amendments have been validly delivered (and not validly revoked) prior to 5:00 p.m., New York City time, on August 14, 2024, unless extended (such time and date, with respect to each series of Notes, as may be extended, an “Expiration Date”). If the conditions to the consummation of the Consent Solicitation for a series of Notes described in the Consent Solicitation Statement are satisfied or waived, Millicom expects to pay the related Consent Fee promptly after the consummation of the Acquisition, which may not occur for a significant period of time.

Holders of a series of Notes who do not deliver a Consent prior to the applicable Expiration Date or who validly revoke their Consent will not receive the Consent Fee, even though the Proposed Amendments, if they become effective, will bind all holders of such series of Notes and any subsequent holders.

Millicom reserves the right to modify or terminate the terms of the Consent Solicitations at any time. This press release will also be posted on the website of the Luxembourg Stock Exchange.

The information and tabulation agent for the Consent Solicitations is D.F. King. Any questions or requests for assistance may be directed to D.F. King, at +1 212-269-5550 (Banks and Brokers) or +1 888-288-0951 (All Others - US toll free) or by e-mail to micc@dfking.com.

Millicom has retained BNP Paribas Securities Corp. and J.P. Morgan Securities LLC to act as solicitation agents in connection with the Consent Solicitations. Questions regarding the Consent Solicitations may be directed to BNP Paribas Securities Corp. at +1 (212) 841-3059 or by email to dl.us.liability.management@us.bnpparibas.com or to J.P. Morgan Securities LLC at +1 (212) 834-7279.

This announcement does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, securities (including the Notes) in any jurisdiction.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: August 5, 2024